[redacted]

SECUR 10028782 IISSION

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SEC Mail Processing Section

JUN 01 2010

Washington, DC 110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-37710 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **04/01/2009** (MM/DD/YY) AND ENDING **03/31/2010** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mizuho Securities USA Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1251 Avenue of the Americas, 33rd Floor**
(No. and Street)

| New York | New York | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**David Kronenberg** **(212) 209-9499**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions. **CHECK ONE:**

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773

SEC Mail Processing Section

## Report of Independent Accountants on Applying Agreed-Upon Procedures

1 2010

Washington, DC 110

To the Board of Directors and Management of Mizuho Securities USA Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Mizuho Securities USA Inc. (or the "Company") , the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T") for the fiscal year ended March 31, 2010 covered by the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries including check copies and the related bank statements.

   No findings were noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2010 with the amounts reported in Form SIPC-7T for the fiscal year ended March 31, 2010 covered by the Form SIPC-7T.

   No findings were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including the Company's sub-ledger.

   No findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No findings were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7T for the fiscal year ended March 31, 2010 covered by the Form SIPC-7T. Accordingly, we do not

express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

May 27, 2010

Ernst + Young LLP

**SIPC-7**
(30-REV 3/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(30-REV 3/10)

For the fiscal year ended MAR. 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SEC Mail Processing Section
JUN 01 2010
Washington, DC
110

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037710 FINRA MAR
MIZUHO SECURITIES USA INC
33 RD FLOOR
1251 AVENUE OF THE AMERICAS
NEW YORK NY 10020-1104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
FRANCIS MORIARTY (201)-626-1292

| | | |
|---|---|---|
| 2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] | | $ 731,230 |
| B. Less payment made with SIPC-6 filed (exclude interest) OCT. 28, 2009 Date Paid | | ( 405,191 ) |
| C. Less prior overpayment applied | | ( ) |
| D. Assessment balance due or (overpayment) | | |
| E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum | | |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 326,039 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 326,039 | |
| H. Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MIZUHO SECURITIES USA INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of MAY, 20 10.

VP- CONTROLLER
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning APR. 1, 2009
and ending MAR 31, 2010
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 350,855,365

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. 23,065,126

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. 6,522,717

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 29,587,843

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. 49,917,872

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 13,797,825

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 17,712,837

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,522,717

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,916,754

Enter the greater of line (i) or (ii) 6,522,717

Total deductions 87,951,251

2d. SIPC Net Operating Revenues $ 292,491,957

2e. General Assessment @ .0025 $ 731,230

(to page 1 but not less than $150 minimum)

## OATH OR AFFIRMATION

I, **David Kronenberg**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Mizuho Securities USA Inc.**, as of **March 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA ANNUNZIATA
Notary Public, State of New Jersey
No. 2315563
Commission Expires June 3, 14

Notary Public

Signature

Managing Director & Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mizuho Securities USA Inc.
Statement of Financial Condition

March 31, 2010

## Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Mizuho Securities USA Inc.

We have audited the accompanying statement of financial condition of Mizuho Securities USA Inc. (the "Company") as of March 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mizuho Securities USA Inc. at March 31, 2010, in conformity with U.S. generally accepted accounting principles.

May 27, 2010

Ernst + Young LLP

Mizuho Securities USA Inc.
Statement of Financial Condition

March 31, 2010
*(In thousands)*

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 165,658 |
| Cash and Securities segregated for regulatory purposes | 1,059,540 |
| Collateralized agreements: | |
| Securities purchased under agreements to resell | 26,103,944 |
| Securities borrowed | 8,252,407 |
| Securities owned, at fair value (including securities pledged of $10,293,442) | 10,346,246 |
| Receivables from brokers/dealers, clearing organizations and customers | 287,051 |
| Accrued interest receivable | 53,525 |
| Securities received as collateral, at fair value | 15,953 |
| Clearing and other deposits | 102,915 |
| Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $34,101 | 12,972 |
| Exchange memberships, at cost (market value of $13,282) | 7,059 |
| Other assets | 23,649 |
| Total assets | $ 46,430,919 |
| **Liabilities and Stockholders' Equity** | |
| Collateralized agreements: | |
| Securities sold under agreements to repurchase | 35,664,370 |
| Securities loaned | 4,728,653 |
| Securities sold, not yet purchased, at fair value | 2,637,434 |
| Payables to brokers/dealers, clearing organizations and customers | 2,582,404 |
| Accrued interest payable | 34,922 |
| Obligation to return securities received as collateral, at fair value | 15,953 |
| Other liabilities | 77,585 |
| | 45,741,321 |
| Subordinated borrowings | 150,000 |
| Stockholders' equity | 539,598 |
| Total liabilities and stockholders' equity | $ 46,430,919 |

*The accompanying notes are an integral part of this statement of financial condition.*

# Mizuho Securities USA Inc.
# Notes to Statement of Financial Condition
# March 31, 2010

*(In thousands, except share amounts)*

## 1. Organization and Description of Business

Mizuho Securities USA Inc. (the "Company") is a majority-owned subsidiary of Mizuho Securities Co., Ltd ("MHSC"), which owns 70.5 percent of the voting shares of the Company, with the remaining 29.5 percent owned by Mizuho Corporate Bank, Ltd. ("MHCB"). MHSC, in turn, is majority-owned by MHCB, whose ultimate parent is Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries. MHCB is a global wholesale bank that serves clients ranging from large corporations to financial institutions to public sector entities. MHSC is a full service securities firm that offers a wide range of securities and investment banking services primarily to Japanese corporate and retail clients. As of May 7, 2009, MHSC merged with Shinko Securities Co., Ltd. ("Shinko") and became a publicly listed company on the Tokyo, Osaka, and Nagoya Exchanges. Subsequent to this merger, the Company merged with Shinko Securities Holdings, Inc. ("SSH"), a U.S. domiciled broker-dealer subsidiary of MHSC, with the Company as the surviving entity.

On the date of acquisition, the Company acquired 8 employees and net assets of $7,015, which included $6,601 in cash. In consideration for SSH, the Company issued 18 shares of its common stock to MHSC. This transaction, for which the balances were applied retroactively as of the beginning of the year in accordance with the guidance for business combinations of entities under common control, did not have a material effect on the Company's statement of financial condition.

As of February 28, 2010, the Company's wholly-owned subsidiary, The Bridgeford Group, Inc. ("BFG"), merged with and into the Company. As a result, certain restrictions on the deductibility of net operating loss ("NOL") carry-forwards for tax purposes were no longer applicable. With those restrictions no longer applicable, the Company reversed its valuation allowance on the associated deferred tax assets as disclosed in footnote 8.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a futures commission merchant with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of or has access to most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions ("M&A") advisory services. The Company is a Primary Dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

*(In thousands, except share amounts)*

## 2. Summary of Significant Accounting Policies

*Basis of Presentation*

The statement of financial condition is presented in accordance with U.S. generally accepted accounting principles ("GAAP").

*Use of Estimates*

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

Cash and cash equivalents are defined as highly liquid investments with initial maturities of three months or less, which may include bank deposits and money market funds. The Company has $148,000 in cash equivalents, measured at fair value, at March 31, 2010.

*Cash and Securities Segregated For Regulatory Purposes*

Included in cash and securities segregated for regulatory purposes on the statement of financial condition are qualified securities, as defined, maintained in a special reserve bank account for the benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2010, cash and securities segregated for regulatory purposes consisted mainly of $700,000 in securities received in resale agreements, $297,500 in money market funds, and $34,916 in U.S. Treasury Bills, with the remaining balance in cash.

*Collateralized Agreements*

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities lending and borrowing transactions.

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. In the normal course of business, the Company may enter into repurchase agreements that extend to maturity ("repos-to-maturity"). Where the Company determines that the criteria set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 860, *Transfers and Servicing* ("ASC 860"), are met, the transactions are treated as sales. At March 31, 2010 the Company had outstanding

*(In thousands, except share amounts)*

**2. Summary of Significant Accounting Policies (continued)**

repos-to-maturity with a market value of $249,968. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and federal agency securities, with a fair value equal to or in excess of the principal amount loaned. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

Securities borrowed and loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the securities received and a corresponding obligation to return them at fair value in securities received as collateral and obligation to return securities received as collateral, respectively, in the statement of financial condition. At March 31, 2010 these balances consist of U.S. Treasury Bills and Notes.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received by the Company, plus accrued interest, which approximates fair value.

At March 31, 2010, the Company had obtained securities as collateral that could be repledged, delivered or otherwise transferred with a fair value of approximately $61,163,805. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, approximately $60,951,544 was repledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under proprietary short sales.

When specific conditions are met, including the existence of a legally enforceable master netting agreement, the Company nets certain repurchase agreements and resale agreements with the same counterparty in the statement of financial condition based on the requirements of ASC 210-20-45-11.

*Securities Transactions*

Securities owned and securities sold, not yet purchased, which includes contracts for financial futures and options and other derivative instruments, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted

*(In thousands, except share amounts)*

**2. Summary of Significant Accounting Policies (continued)**

market prices are not available, the Company may use other market data, such as transacted prices for the same or similar securities.

For fixed income securities, the Company may utilize benchmark prices and yields, and spreads over the yield curves for benchmark or similar securities are utilized in measuring fair value. Exchange-traded equities, futures, and options are measured at fair value using the closing prices from the relevant exchange. Exchange traded funds ("ETFs") are measured using the closing price on the exchange, adjusted to the fair value (net asset value) price. Interest rate swaps are measured at fair value using observable data in the swap market. Foreign currency contracts are measured using contracted rates versus current exchange rates.

Realized and unrealized gains and losses are reflected in principal transactions on the statement of income in the period during which the transaction or the change in fair value occurred.

Related interest amounts, including accrued interest, are included in interest income or interest expense on the statement of income.

*Clearing and Other Deposits*

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At March 31, 2010, securities in this account consist of U.S. Treasury Bills with a fair value of $90,922.

*Property, Equipment and Leasehold Improvements*

Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's net balance on the statement of financial condition at March 31, 2010 is comprised of $6,218 in leasehold improvements, $5,443 in information technology assets, and $1,311 in furniture and fixtures.

*Exchange Memberships*

The Company's exchange memberships, which provide the Company with the right to conduct business on the exchanges, are recorded at cost and evaluated periodically for impairment. If management were to ascertain that an other than temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment. There were no exchange membership impairments for the year ended March 31, 2010.

## 2. Summary of Significant Accounting Policies (continued)

*Preferred Stock*

On March 9, 2010, the Company issued 381 shares of its Series A convertible preferred stock (the "preferred stock") to MHSC in a private placement.

The Company's preferred stock is perpetual and non-redeemable. The shares are convertible at the option of the holder into common shares at a rate of 1 to 1. There are no stated dividends on these shares; however, preferred shareholders are entitled to receive dividends or distributions made by the Company in *pari passu* with the holders of the Company's common stock. In the event of liquidation, holders of the preferred stock are entitled to a preference of $1 per share. After such amount is paid, holders of the common stock are entitled to receive any and all assets remaining to be paid or distributed.

*Commissions*

The Company earns commissions from customer transactions primarily in futures clearing and execution and equity securities transactions. Commission revenues and related clearing expenses are recorded on a trade date basis.

*Investment Banking Revenues*

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are presented net of transaction related expenses and are recognized when services for the transactions are determined to be completed and the income is reasonably determinable.

*Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date, whereas amounts recognized in the statement of income are translated at the actual rates of exchange during the year. Net gains or losses resulting from foreign currency transactions are included in other revenues in the statement of income.

*Income Taxes*

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN

*(In thousands, except share amounts)*

**2. Summary of Significant Accounting Policies (continued)**

recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years. The Company recognizes the current and deferred tax consequences of all transactions in the statement of financial condition using the provisions of the currently enacted tax laws. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes.

*Accounting Principles*

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, which amends current disclosure requirements related to fair value measurements in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value by creating a hierarchy of fair value measurements based on the quality of inputs used to measure fair value, distinguishing between observable independent market inputs and unobservable market assumptions by the reporting entity, and further expands required disclosures about fair value measurements. The update requires disclosure of the amount of significant transfers between Level 1 and Level 2 of the fair value hierarchy, greater transparency as to the reasons for any transfers among the three levels within the hierarchy, and further disaggregation in the reconciliation of recurring Level 3 assets. With the exception of the additional Level 3 disaggregation requirement (which is effective with reporting periods beginning after December 31, 2010), the provisions of this amendment are effective with reporting periods beginning after December 31, 2009. As such, the Company is currently assessing the impact of the guidance on its statement of financial condition.

The "Fair Value Option" in ASC 825, *Financial Instruments* ("ASC 825"), allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis. The Company has made no fair value elections under the Fair Value Option subsections of ASC 825.

Effective April 1, 2009, the Company adopted ASC 805, *Business Combinations* ("ASC 805"), which establishes and requires use of the "acquisition method" in accounting for business combinations. In applying this method, companies must identify the acquirer, determine the acquisition date, and recognize and measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Company applied the provisions of ASC 805 in accounting for the mergers of SSH and BFG into the Company. The adoption of ASC 805 did not have a material impact on the Company's statement of financial condition.

*(In thousands, except share amounts)*

**2. Summary of Significant Accounting Policies (continued)**

Effective April 1, 2009, the Company adopted the amended guidance in ASC 815, *Derivatives and Hedging* ("ASC 815"), which includes enhanced disclosure requirements for derivative instruments and related hedged items. Under the new provisions, entities are required to disclose how derivative instruments and related hedged items are accounted for, their location and amounts in a company's financial statements, and their effect on financial position, financial performance, and cash flows. The adoption of the amended guidance did not have a material impact on the Company's statement of financial condition. The enhanced disclosures required by ASC 815 are included in footnote 9.

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the statement of financial condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the statement of financial condition's preparation. The adoption of ASC 855, effective June 30, 2009, did not have a material impact on the Company's statement of financial condition. The Company evaluated all events and transactions that occurred through the submission of the statement of financial condition to the SEC on May 27, 2010 and noted no material recognizable or non-recognizable subsequent events during this period.

In June 2009, the FASB issued ASU No. 2009-01, *Topic 105—Generally Accepted Accounting Principles—amendments based on SFAS No. 168—The* FASB Accounting Standards Codification *and the Hierarchy of Generally Accepted Accounting Principles* ("ASU 2009-01"). Effective for reporting periods ending after September 15, 2009, ASU 2009-01 establishes the *FASB Accounting Standards Codification* ("Codification") as the sole source of authoritative nongovernmental U.S. GAAP recognized by the FASB. As of the effective date, the Codification supersedes all then-existing U.S. GAAP and non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants, while all other nongrandfathered non-SEC accounting literature excluded from the Codification is nonauthoritative. While not intended to change U.S. GAAP, the Codification significantly reorganized the accounting literature and changed how it is referenced. The adoption of ASU 2009-01 did not have a material impact on the Company's statement of financial condition.

On June 12, 2009, the FASB issued guidance amending the derecognition accounting and disclosure requirements in ASC 860 to provide greater transparency about transfers of financial assets and a transferor's continuing involvement with transferred financial assets. The new content clarifies the surrendered control criteria and requires enhanced disclosures about a transferor's continued risk exposure arising from its continuing involvement in transferred

*(In thousands, except share amounts)*

**2. Summary of Significant Accounting Policies (continued)**

financial assets. Transferors will be required to recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The amended guidance is effective for fiscal years beginning after November 15, 2009 and will be applied to transfers of financial assets occurring on or after the effective date. The Company does not expect the adoption of the amended provisions to have a material impact on the statement of financial condition.

**3. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value**

Securities owned and securities sold, not yet purchased, consist of U.S. government and federal agency securities, agency mortgage-backed securities, corporate debt, equity securities, and derivative contracts. Securities sold, not yet purchased result in off-balance sheet risk as the Company's ultimate obligation is to acquire the securities at then prevailing market prices, which may exceed the amount reflected on the statement of financial condition.

Securities owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

Securities owned and securities sold, not yet purchased, at fair value at March 31, 2010 consist of the following:

| | Owned | Sold, not yet purchased |
|---|---|---|
| U.S. Government and federal agency securities | $ 6,666,167 | $ 1,755,503 |
| U.S. Government, federal agency and agency mortgage-backed securities | 2,046,406 | 4,325 |
| Corporate debt | 947,358 | 867,956 |
| Equities | 686,010 | 872 |
| Derivative contracts | 305 | 8,778 |
| Total | $ 10,346,246 | $ 2,637,434 |

*(In thousands, except share amounts)*

**4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers**

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2010 consist of the following:

| | Receivables | Payables |
|---|---|---|
| Net payable for trades pending settlement | $ - | $ 1,294,770 |
| Clearing organizations | 65,010 | 20,062 |
| Securities failed to deliver/receive | 155,600 | 173,830 |
| Futures customers | 10,234 | 1,093,410 |
| Other customers | 481 | 277 |
| Other | 55,726 | 55 |
| Total | $ 287,051 | $ 2,582,404 |

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at March 31, 2010 approximates the amounts owed. Trades pending settlement at March 31, 2010 were settled without a material effect on the Company's statement of financial condition.

Amounts receivable from clearing organizations represent balances receivable from exchanges for futures customer balances. Amounts payable to clearing organizations represent brokerage and execution fees payable to exchanges, primarily for futures business.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers/dealers. Fails open at March 31, 2010 were settled without a material effect on the Company's statement of financial condition.

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including gains and losses on open commodity futures contracts.

**5. Subordinated Borrowings**

Subordinated borrowings are carried at contracted amounts, which approximate fair value. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

*(In thousands, except share amounts)*

**5. Subordinated Borrowings (continued)**

The Company has two subordinated notes payable to MHCB of $50,000 maturing in April, 2012 and $100,000 maturing September, 2013, which currently bear interest rates of 3.57% and 3.62%, respectively. The rates will reset periodically, based on U.S. dollar six-month LIBOR plus a spread.

**6. Related Party Transactions**

In the normal course of business, the Company enters into arm's-length transactions with affiliated companies as part of its trading, clearing, financing, and general operations.

At March 31, 2010, the statement of financial condition included the following balances with affiliates:

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 412 |
| Securities purchased under agreements to resell | | 2,680,744 |
| Securities borrowed | | 2,040,002 |
| Receivables from brokers/dealers, clearing organizations and customers | | 22,416 |
| Other assets | | 888 |
| **Liabilities** | | |
| Securities sold under agreements to repurchase | $ | 130,059 |
| Securities loaned | | 2,070,735 |
| Payables to brokers/dealers, clearing organizations and customers | | 153,267 |
| Accrued interest payable | | 2,297 |
| Other liabilities | | 2,456 |
| Subordinated borrowings | | 150,000 |

Material items contained in the above balances are discussed below.

*Financing Transactions*

The Company enters into collateralized financing transactions with affiliates under comparable financing rates and terms as with unaffiliated parties. At March 31, 2010, the financing transaction balances are mostly comprised of resale agreements with Mizuho International Plc. ("MHI") and Mizuho Capital Markets Corporation ("MCMC") and securities borrowed and loaned agreements with Mizuho Trust & Banking Co. (USA).

*(In thousands, except share amounts)*

**6. Related Party Transactions (continued)**

*Investment Banking*

The Company also participates in distributing debt and equity offerings managed by its affiliates. Receivables for sales concessions related to these transactions are recognized in receivables from brokers/dealers, clearing organizations and customers in the amount of $7,548 at March 31, 2010.

*Futures Business*

The Company's commodity futures brokerage business has brokerage accounts with affiliates in order to transact on behalf of its customers in markets to which the Company does not have access. Included in receivables from brokers/dealers, clearing organizations and customers at March 31, 2010 are net liquidating balances on open customer positions and associated accrued interest in the amount of $13,058. The Company executes and clears futures transactions on foreign exchanges through Mizuho Securities (Singapore) Pte. Ltd. ("MHSS") and MHSC. As a registered futures commissions merchant with the CFTC and a clearing member of a number of domestic and international futures exchanges, the Company maintains accounts for affiliates in order to execute and clear trades on their behalf. The Company recognizes payables to brokers/dealers, clearing organizations and customers for cash and open position balances in these accounts totaling $151,369 at March 31, 2010. MHSC also introduces futures business to the Company through its futures sales team, accounting for a small portion of the payable balance.

*Equity Business*

The Company's equity business participates in shared coverage of customers with its affiliates in both agency and global equities research capacities. Through its joint-coverage arrangements with affiliates, the Company can offer its U.S.-domiciled customers access to markets and information resources in Asia and Europe. In conjunction with these arrangements, the Company enters into commission sharing and research coverage agreements with its affiliates.

In order to conduct its Japanese equity brokerage business, the Company maintains a custodial bank account with MHCB and a brokerage account with MHSC for the purpose of executing and clearing trades in its affiliates' local markets. At March 31, 2010, the Company's account balance of $412 at MHCB constitutes the entirety of cash and cash equivalents with related parties.

Receivables from brokers/dealers, clearing organizations and customers in the Japanese equity business consist of clearing balances with MHSC totaling $1,615 at March 31, 2010. The Company also recognizes related party payables to brokers/dealers, clearing organizations and customers in the amount of $229, comprised of commission rebates payable to MHSC and Mizuho Securities Asia Limited ("MHSA"), clearing fees payable to MHSC, and transaction and custody fees payable to MHCB. $1,623 in fails to receive from MHI also contributes to the payable balance.

*(In thousands, except share amounts)*

**6. Related Party Transactions (continued)**

In its global equity research business, the Company recorded global research fees payables to MHSC $1,323 in other liabilities. At March 31, 2010, the MHSC had an unpaid balance related to the services provided by the Company in the amount of $157 which is reported in other assets.

*Fixed Income Business*

The Company refers customers to its affiliates in its fixed income business. The Company is also referred customers from its affiliates. For transactions made on behalf of referred customers, the Company pays a sales commission to its affiliates. Conversely, the Company earns commissions as agent for customer cash and financing trades introduced to its affiliates. The Company records commissions payable to MHSC in this capacity as other liabilities.

*M&A Business*

The Company earns fee income from M&A consulting services provided to affiliates' customers. For the year ended March 31, 2010, the Company had a fee receivable of $134 for projects commissioned by MHSC and MHCB reported in receivables from brokers/dealers, clearing organizations and customers.

*Borrowing from Affiliates*

At March 31, 2010, the Company has $150,000 in subordinated notes payable to MHCB, with accrued interest payable in the amount of $2,297.

*Support and Services*

The Company and its affiliates share various resources for which they also share the associated costs. Unpaid balances of $1,057 for costs allocated to the Company for research, information technology, and other operational support and services are reported as other liabilities.

The Company provides support and services to its affiliates, primarily in the areas of accounting and information technology. The unpaid balances for fees charged to affiliates for these functions are recorded as other assets and receivables from brokers/dealers, clearing organizations and customers in the amounts of $725 and $21, respectively.

**7. Employee Benefit Plans**

Substantially all employees of the Company are covered by the Company's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

*(In thousands, except share amounts)*

**7. Employee Benefit Plans (continued)**

Effective April 1, 2009, the Company adopted a defined benefit postretirement health care plan ("the Plan") that covers a limited group of employees meeting certain criteria. Plan benefits commence upon retirement and end at age 65 or upon coverage of participant by another plan. Participants become eligible for the benefits if they retire from the Company after reaching age 55 with 8 or more years of service. The Plan is noncontributory and is a continuation of the active employee medical and dental plan in which the Company pays all eligible covered medical expenses. The Company does not currently fund this plan; the benefits will be funded on a cash basis as benefits are paid. No assets have been segregated and restricted to provide postretirement benefits.

The accumulated postretirement benefit obligation ("APBO") is the present value of benefits earned as of the year-end "measurement date" based on employee service prior to that date. The APBO for the Plan at March 31, 2010 is $329, which is reported in other liabilities in the statement of financial condition.

The following table provides a reconciliation of the changes in the APBO from April 1, 2009 through March 31, 2010:

| **Change in Benefit Obligation (APBO)** | |
|---|---|
| APBO at the beginning of the year | $ - |
| Service Cost | 50 |
| Interest Cost | 15 |
| Plan Initiation | 264 |
| APBO at the end of the year | $ 329 |

The funded status of the Plan is the excess of the APBO over plan assets. Since the Company does not have assets segregated and restricted to provide postretirement benefits, there are no plan assets. As such, the funded status of the Plan is negative in the amount equal to the liability recorded as APBO.

*Assumptions*

The weighted-average discount rate assumption used to determine the accumulated postretirement benefit obligation and net periodic benefit cost was 5.5%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, the annual rates of increase in the per capita cost of covered medical and dental claims assumed for the year ended March 31, 2011 were 7.9% and 5.0%, respectively. The healthcare cost trend rates are further assumed to decrease gradually to 6.1% for medical and 4.9% for dental for the year ended March 31, 2019, to which both rates

*(In thousands, except share amounts)*

**7. Employee Benefit Plans (continued)**

will then decrease gradually to 4.5% for the year ended March 31, 2027 and remain at that level thereafter.

A one-percentage-point change in assumed health care cost trend rates would have the following effects on the amounts reported for APBO:

| | One-Percentage-Point-Increase | One-Percentage-Point-Decrease |
|---|---|---|
| Effect on year-end APBO | 360 | (301) |

The estimated benefits expected to be paid in each of the next five years and in the aggregate for the following five years are as follows:

| Year ending March 31: | Amount |
|---|---|
| 2011 | $ 3 |
| 2012 | 15 |
| 2013 | 23 |
| 2014 | 40 |
| 2015 | 32 |
| 2016-2020 | 181 |
| | $ 294 |

**8. Income Taxes**

As of March 31, 2010, the Company had a deferred tax asset ("DTA") of $7,202, net of a valuation allowance of $483, which is included in other assets in the statement of financial condition. The gross DTA of $7,685 consists primarily of NOL carry-forwards and tax credit carry-forwards that originated from BFG, certain state tax credit carry-forwards, and accrued expenses not currently deductible for tax purposes.

The Company's valuation allowance against its DTA of $483 relates to its New Jersey Alternative Minimum Assessment credit carry-forward because management believes that it is more likely than not that this portion of the gross deferred tax asset will not be realized.

The Company has a federal tax NOL carryforward that originated from BFG of $6,025, which began to expire during the year. The Company also has a state NOL carry-forward that originated from BFG of $3,556, which will begin to expire after June 30, 2024.

*(In thousands, except share amounts)*

## 8. Income Taxes (continued)

The federal and state NOL carry-forwards that originated from BFG (the "BFG NOL") had been limited by the separate return limitation year ("SRLY") rules; however, effective with the merger of BFG into the Company, the SRLY limitation no longer applies to the BFG NOL. As a result, the Company has taken the position that it is more likely than not that the BFG NOL will be realized. Therefore, the valuation allowance against the associated DTA, which is included as a component of the deferred portion of the provision for income taxes, has been reversed. The net change in the valuation allowance for the year ended March 31, 2010 was $2,783.

The Company is routinely examined by various tax authorities. During the year ended March 31, 2010, New York City tax authorities continued to examine the combined New York City returns of the Company and MCMC for the years 2000 and 2001.

As of March 31, 2010, management does not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months. The Company's returns for tax years ending March 31, 2007 through March 31, 2009 remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and by the state and local tax authorities. There are no other on-going audits in other jurisdictions that are material to the Company's statement of financial condition.

The Company has no unrecognized tax benefits, interest or penalties at March 31, 2010.

## 9. Financial Instruments

*Derivative Financial Instruments*

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments primarily include forward and futures contracts, options on U.S. government securities and futures contracts, interest rate swap contracts, foreign exchange contracts, and mortgage-backed to-be-announced transactions ("TBAs"). The Company enters into derivative transactions to economically hedge other positions or transactions in its fixed income and equity businesses.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. As a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial

*(In thousands, except share amounts)*

**9. Financial Instruments (continued)**

instruments underlying the option. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time.

Interest rate swaps are entered into by two counterparties, one on the "fixed leg" paying a fixed interest rate and one on the "floating leg" paying a floating rate based on a specified spread above a designated underlying rate, usually LIBOR. Companies typically use interest rate swaps to limit or manage exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than would be available without the swap. The Company enters into interest rate swaps to help manage its exposure to interest rate risk.

Foreign exchange contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency swaps to mitigate exposure to losses in transactions and balances denominated in Japanese Yen.

In the normal course of business, the Company enters into various commitments including securities purchased and sold on a when-issued basis ("when-issued" securities) and TBA securities transactions. TBAs are forward contracts that give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk, which is limited to the unrealized gains recorded in the financial statements. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. The Company reports balances related to when-issued and TBA securities with the balances for the underlying mortgage-backed or other securities in the schedules in footnote 3 and footnote 10.

The fair values of derivative financial instruments included in securities owned and securities sold, not yet purchased as of March 31, 2010 are as follows:

**Derivatives not designated as hedging instruments under ASC 815-20**

| | Assets | Liabilities |
|---|---|---|
| Exchange-traded options contracts | $ 109 | $ - |
| Exchange-traded futures contracts | 112 | 8,173 |
| Interest-rate swap contracts | 111 | 172 |
| Foreign exchange contracts | 84 | 544 |
| Total derivatives | $ 416 | $ 8,889 |
| Netting | (111) | (111) |
| Total carrying value | $ 305 | $ 8,778 |

*(In thousands, except share amounts)*

**9. Financial Instruments (continued)**

The Company recognizes all derivative financial instruments in the statement of financial condition as either assets or liabilities, measured at fair value in securities owned or securities sold, not yet purchased, respectively. When the specific conditions in ASC 210-20-45-11 are met, the Company nets certain derivative contracts with the same counterparty in the statement of financial condition. Unrealized gains and losses are reflected in principal transactions in the statement of income. The Company does not apply hedge accounting as defined in ASC 815, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

*Financial Instruments with off-Balance Sheet Risk*

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments, including exchange-traded futures and options, foreign exchange contracts, mortgage-backed TBAs, when-issued securities, forward settlement transactions, and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at March 31, 2010 at fair value and would incur a loss if the fair value of the securities increases subsequent to March 31, 2010.

In the normal course of business, the Company executes and clears futures, forwards, options, and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions, and affiliates. Such transactions may expose the Company to off-balance sheet risk in the event the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Certain futures and options transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market

**9. Financial Instruments (continued)**

practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure.

*Concentrations of Market and Credit Risk*

The Company enters into transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors.

Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. The Company is engaged in various trading and brokerage activities. Counterparties primarily include brokers/dealers, banks and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unsettled fair valuation gains recorded in the statement of financial condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

**10. Fair Value Measurements**

ASC 820 defines fair value as "The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price." The objective of a fair value measurement is to determine this price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which

**10. Fair Value Measurements (continued)**

sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value should be used to measure fair value.

*Fair Value Hierarchy*

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1 — Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include primarily U.S. Treasury Bills, on-the-run or recently issued U.S. Treasury bonds and notes, and certain federal agency obligations. Also included in Level 1 are money market funds (cash and cash equivalents), listed equity securities, and exchange-traded derivative contracts.

Level 2 — Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury bonds, notes, and strips, certain federal agency obligations, including variable floating rate coupon notes, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, and corporate debt. Also included in Level 2 assets and liabilities are ETFs, interest rate swap contracts, and foreign exchange contracts.

Level 3 — Assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at March 31, 2010.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2010:

*(In thousands, except share amounts)*

## 10. Fair Value Measurements (continued)

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash equivalents | $ 148,000 | $ - | $ - | $ 148,000 |
| Securities segregated for regulatory purposes: | | | | |
| Money market funds | 297,500 | - | - | 297,500 |
| U.S. Treasury Securities | 34,916 | - | - | 34,916 |
| Securities owned: | | | | |
| U.S. Government and federal agency securities | 3,475,891 | 3,190,276 | - | 6,666,167 |
| U.S. Government, federal agency and agency mortgage-backed securities | - | 2,046,406 | - | 2,046,406 |
| Corporate debt | - | 947,358 | - | 947,358 |
| Equities | - | 686,010 | - | 686,010 |
| Derivative contracts | 221 | 84 | - | 305 |
| Securities received as collateral | 1,805 | 14,148 | - | 15,953 |
| Clearing and other deposits | 90,922 | - | - | 90,922 |
| Total | $ 4,049,255 | $ 6,884,282 | $ - | $ 10,933,537 |

| Liabilities | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities sold, not yet purchased: | | | | |
| U.S. Government and federal agency securities | $ 875,372 | $ 880,131 | $ - | $ 1,755,503 |
| U.S. Government, federal agency and agency mortgage-backed securities | - | 4,325 | - | 4,325 |
| Corporate debt | - | 867,956 | - | 867,956 |
| Equities | 872 | - | - | 872 |
| Derivative contracts | 8,173 | 605 | - | 8,778 |
| Obligations to return securities received as collateral | 1,805 | 14,148 | - | 15,953 |
| Total | $ 886,222 | $ 1,767,165 | $ - | $ 2,653,387 |

## 11. Commitments and Contingencies

The Company has minimum annual rental commitments for office spaces under non-cancelable operating leases with initial terms in excess of one year, as follows:

*(In thousands, except share amounts)*

## 11. Commitments and Contingencies (continued)

| Year ending March 31: | Amount |
|---|---|
| 2011 | $ 4,106 |
| 2012 | 3,052 |
| 2013 | 2,230 |
| 2014 | 2,187 |
| 2015 | 2,197 |
| Thereafter | 4,940 |
| | $ 18,712 |

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

Pursuant to an agreement entered into with the New Jersey Economic Development Authority in 2001, the Company receives Business Employment Incentive Grants on an annual basis. As of March 31, 2010, the cumulative amount of grants the Company has recorded is $3,710. Pursuant to the agreement, the Company must continuously maintain at least 25 employees in its Hoboken, New Jersey office until November 30, 2016 in order to receive future grants and retain the grants received. The Company currently has employees in excess of this threshold.

In the normal course of business, the Company is subject to pending legal actions and proceedings. The Company believes that the outcome of any of these matters will not have a material adverse effect on its statement of financial condition.

## 12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $500 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2010, the Company's net capital of $506,935 was $450,725 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and other regulators.

# Statement of Financial Condition

Mizuho Securities USA Inc.
March 31, 2010
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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